FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 1, 2004

Pursuant to Rule 13a-16 or 15d-16 ofof
Securities Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes . . . . . . No . . .X. . . .

April 1, 2004

Today, OAO Tatneft published the following press-release:

PRESS-RELEASE

        On April 1, 2004, a meeting of the Board of Directors of OAO Tatneft reviewed the issues relating to the preparation for the annual General Shareholders’ Meeting of OAO Tatneft and approved the agenda of the forthcoming annual General Shareholders’ Meeting. In the context of improving corporate governance, the following issues were put on the agenda of the meeting:

1.	Report of the Board of Directors on the financial and economic activities of OAO Tatneft for the year 2003. Approval of the annual report of the Company, annual financials statements, including profit and loss statement (profit and loss accounts) of the Company for the year 2003. Report of independent auditor.
2.	Approval of the distribution of profit on the results of the financial year.
3.	On the payment of annual dividends based on the results of the year 2003. Approval of the amount of dividends, the form and the dates for the payment thereof.
4.	Election of members of the Board of Directors of OAO Tatneft.
5.	Election of members of the Audit Committee of OAO Tatneft.
6.	Approval of the independent auditor.
7.	Amendments to the Charter of OAO Tatneft.
8.	Amendments to the Regulation on the Board of Directors of OAO Tatneft.
9.	Amendments to the Regulation on the General Director of OAO Tatneft.

The Board of Directors has also recommended to pay dividends on the Company’s shares in the amount of:

30% of the nominal value on the ordinary shares or 30 kopeks per share;
100% of the nominal value on the preferred shares or 1 ruble per share.

The nominal value of shares is one (1) ruble per share.

The net profit for the year 2003 calculated under the Russian accounting standards amounted to 11.4 billion rubles. The increase from the year 2002 amounted to 81%.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT
By: /s/ Victor I. Gorodny
Date: April 1, 2004	Name: Victor I. Gorodny Title: Deputy General Director - Head of Property Department